(As filed December 28, 2004)

                                                              File No. 70-10249

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

           ---------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                         ALLIANT ENERGY RESOURCES, INC.
                  ALLIANT ENERGY NUCLEAR LLC AND ITS SUBSIDIARY
                 ALLIANT ENERGY SYNFUEL LLC AND ITS SUBSIDIARIES
                             ALLIANT ENERGY EPC, LLC
                  ALLIANT ENERGY TRANSCO LLC AND ITS SUBSIDIARY
                          DISTRIBUTION VISION 2010, LLC
                        WISCONSIN POWER AND LIGHT COMPANY
                                WPL TRANSCO, LLC
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                       INTERSTATE POWER AND LIGHT COMPANY
                     ALLIANT ENERGY CORPORATE SERVICES, INC.
            ALLIANT ENERGY TRANSPORTATION, INC. AND ITS SUBSIDIARIES
              ALLIANT ENERGY INVESTMENTS, INC. AND ITS SUBSIDIARIES
             ALLIANT ENERGY INTERNATIONAL, INC. AND ITS SUBSIDIARIES
         ALLIANT ENERGY INTEGRATED SERVICES COMPANY AND ITS SUBSIDIARIES
                              Alliant Energy Tower
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                          WISCONSIN RIVER POWER COMPANY
                             231 First Avenue North
                        Wisconsin Rapids, Wisconsin 54495

                    AEG WORLDWIDE, INC. AND ITS SUBSIDIARIES
                           ALLIANT ENERGY NEENAH, LLC
                          1 MidAmerican Plaza, Ste. 518
                            Oak Brook, Illinois 60181

                               AER HOLDING COMPANY
                      3993 Howard Hughes Parkway, Ste. 250
                             Las Vegas, Nevada 89109

      (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              -----------------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)

              -----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

      Barbara J. Swan, Executive Vice             William T. Baker, Jr., Esq.
      President and General Counsel               Thelen Reid & Priest LLP
      Alliant Energy Corporation                  875 Third Avenue
      4902 N. Biltmore Lane                       New York, New York 10022
      Madison, Wisconsin 53718

                                TABLE OF CONTENTS


Item 1. Description of Proposed Transaction....................................1
        1.1  Introduction......................................................1
        1.2  Capitalization of Alliant Energy and Utility Subsidiaries.........4
        1.3  Orders Affected By This Application/Declaration...................4
             (a) October 2001 Order (File No. 70-9891).........................4
             (b) Money Pool Order (File No. 70-10052)..........................5
             (c) IP&L Long-term Debt Order (File Nos. 70-9375 and 70-9837).....6
             (d) IP&L Preferred Stock Order (File No. 70-10077)................6
        1.4  Summary of Requested Approvals....................................7
        1.5  Parameters Applicable to External Financing Transactions.........10
             (a) Effective Cost of Funds......................................10
             (b) Maturity.....................................................10
             (c) Issuance Expenses............................................10
             (d) Common Equity Ratio..........................................11
             (e) Investment Grade Ratings.....................................11
             (f) Authorization Period.........................................11
             (g) Use of Proceeds..............................................11
        1.6  Alliant Energy External Financing................................12
             (a) Common Stock, Stock Purchase Contracts and
                 Stock Purchase Units.........................................13
             (b) Preferred Securities.........................................14
             (c) Long-term Debt...............................................14
             (d) Short-term Debt..............................................14
        1.7  Common Stock Issued under Stock-Based Plans......................15
        1.8  IP&L External Financing..........................................16
             (a) Preferred Stock and Preferred Securities.....................17
             (b) Long-term Debt...............................................17
             (c) Short-term Debt..............................................18
        1.9  WRP External Financing...........................................18
        1.10 Guarantees and Other Forms of Credit Support.....................19
             (a) Alliant Energy Guarantees....................................19
             (b) Non-Utility Subsidiary Guarantees............................20
        1.11 Hedging Transactions.............................................20
             (a) Interest Rate Hedges.........................................20
             (b) Anticipatory Hedges..........................................20
        1.12 Continuation of Non-Utility Money Pool...........................21
        1.13 Non-Utility Subsidiary Financings................................24
        1.14 Changes in Capitalization of Majority Owned Subsidiaries.........25
        1.15 Financing Subsidiaries...........................................26
        1.16 Intermediate Subsidiaries and Subsequent Reorganizations.........27
        1.17 Additional Investments in Energy Assets..........................29
        1.18 Sales of Services and Goods Among AER and Other Non-Utility
             Subsidiaries of Alliant Energy...................................29
        1.19 Activities of Non-Utility Subsidiaries Outside
             the United States................................................30

        1.20 Payment of Dividends Out of Capital and Unearned Surplus and
             Acquisition, Retirement or Redemption of Securities..............31
        1.21 Certificates of Notification.....................................32
Item 2. Fees, Commissions and Expenses........................................35
Item 3. Applicable Statutory Provisions.......................................35
        3.1  General..........................................................35
        3.2  Compliance with Rules 53 and 54..................................35
Item 4. Regulatory Approvals..................................................37
Item 5. Procedure.............................................................38
Item 6. Exhibits and Financial Statements.....................................38
Item 7. Information as to Environmental Effects...............................42

         The Application or Declaration on Form U-1 filed in this proceeding on September 7, 2004, as amended and restated in its entirety by Amendment No. 1, filed November 19, 2004, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

         1.1 Introduction. Alliant Energy Corporation ("Alliant Energy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its direct wholly-owned public-utility subsidiaries are Interstate Power and Light Company ("IP&L") and Wisconsin Power and Light Company ("WP&L"). WP&L in turn owns all of the issued and outstanding common stock of South Beloit Water, Gas and Electric Company ("SBWG&E")./1/ Together, IP&L, WP&L and SBWG&E provide public-utility service to approximately 970,000 electric and 409,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. WP&L also owns 50% of the issued and outstanding common stock of Wisconsin River Power Company ("WRP"), which owns and operates hydroelectric generating facilities in Wisconsin having an aggregate capacity of 33 MW the output of which is sold to WP&L and two other wholesale purchasers under long-term contracts./2/ IP&L, WP&L, SBWG&E, and WRP are herein referred to collectively as the "Utility Subsidiaries."

         Alliant Energy also holds, indirectly through WPL Transco, LLC, approximately 25% of the common stock of ATC Management, Inc. ("ATC Management") and an approximately 25% membership interest in American Transmission Company, LLC ("ATC"), which were formed in 2000 to acquire, own and manage the Wisconsin transmission assets of Alliant Energy and certain other Wisconsin electric utility companies./3/

         Alliant Energy's direct non-utility subsidiaries are as follows (all wholly-owned except as noted):

          o Alliant Energy Corporate Services, Inc. ("Alliant Services"), which is a subsidiary service company.

          o Alliant Energy Resources, Inc. ("AER"), which serves as the holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries (described below).

----------
1 On August 6, 2004, Alliant Energy announced its intention to sell SBWG&E, as well as IP&L's utility operations in Illinois.

2 See Wisconsin River Power Company, et al., 27 S.E.C. 539 (1948) and Wisconsin Power and Light Company, Holding Co. Act Release No. 27478 (Dec. 19, 2001). WP&L is an exempt holding company over SBWG&E and WRP under Section 3(a)(2) of the Act pursuant to Rule 2 (see File No. 69-90).

3 See Alliant Energy Corporation, et al., Holding Co. Act Release No. 27331 (Dec. 29, 2000) (authorizing WP&L and SBWG&E to transfer their respective transmission assets to ATC). ATC Management and ATC have been authorized in a separate proceeding to issue securities and to engage in certain other related transactions. See American Transmission Company, LLC, et al., Holding Co. Act Release No. 27871 (July 1, 2004). They are not joined as applicants in this proceeding. The intermediate holding company for this investment, WPL Transco, LLC, is a named applicant.

          o Alliant Energy Nuclear LLC, an intermediate subsidiary that holds Alliant Energy's 20% interest in Nuclear Management Company, LLC, which provides administrative and operating services to certain jointly-owned nuclear power plants./4/

          o Alliant Energy TransCo LLC, an intermediate subsidiary that holds Alliant Energy's 16% member interest in TRANSLink Development Company LLC, which was formed to undertake development work in connection with formation of an independent system operator but which is currently inactive.

          o Distribution Vision 2010, LLC (20% owned), an "energy-related company" within the meaning of Rule 58 formed to engage in research and development activities related to new electricity distribution technologies.

         AER's direct non-utility subsidiaries are as follows (all wholly-owned):

          o Alliant Energy Transportation, Inc., which, through four subsidiaries (Transfer Services, Inc., IEI Barge Services, Inc., Williams Bulk Transfer Inc., and Cedar Rapids and Iowa City Railway Company), owns and operates a shortline freight railway and other facilities used to provide the following services: barge terminal and hauling, freight transfer and storage, and fuel transportation and handling.

          o Alliant Energy International, Inc., a "foreign utility company" ("FUCO") under Section 33 that holds Alliant Energy's interests in various foreign energy production and distribution systems that are also FUCOs.

          o Alliant Energy Investments, Inc., which, through its two principal subsidiaries (Iowa Land and Building Company and Heartland Energy Services, Inc.) holds undeveloped real estate and a minority interest in an "energy-related company" under Rule 58 that sells turbine repair services. A third subsidiary (Village Lakeshares LP) previously held an interest in a venture that managed and sold resort properties but is now in the process of being dissolved. Alliant Energy Investments, Inc. also holds minority interests in an "exempt telecommunications company" ("ETC") under Section 34 of the Act and in various local economic development organizations.

          o Alliant Energy Integrated Services Company, which, through numerous direct and indirect wholly and partly owned subsidiaries, is engaged in providing environmental consulting and engineering services, energy management services, and various customer energy supply projects (principally gas supply and fuel management services, and steam production and sale), and holds passive interests in gas gathering and pipeline systems.

          o AER Holding Company, which holds small minority investments in certain "energy-related companies" under Rule 58.

----------
4 See Alliant Energy Corporation, et al., Holding Co. Act Release Nos. 27096 (Oct. 26, 1999) and 27175 (May 10, 2000) (authorizing Alliant Energy to acquire an indirect 20% interest in Nuclear Management Company, LLC).

          o AEG Worldwide, Inc., an intermediate subsidiary which, through wholly-owned subsidiaries (including Alliant Energy Generation, Inc.), is engaged in developing exempt domestic wholesale generation facilities. (Alliant Energy intends to liquidate AEG Worldwide, Inc. at some point in the future.)

          o Alliant Energy Synfuel LLC, an "energy-related company" under Rule 58 that holds an interest in a synthetic fuel processing facility.

          o Alliant Energy Neenah, LLC, an "exempt wholesale generator" ("EWG") under Section 32 of the Act.

          o Alliant Energy EPC, LLC, an "energy-related company" under Rule 58 that engages in providing operating and other services to owners of wind power projects.

          o    LNT Communications L.L.C., which is an ETC.

         An organizational chart showing the relationship of Alliant Energy and its Subsidiaries as of September 30, 2004 is filed herewith as Exhibit E.

         Alliant Energy's non-utility subsidiaries listed on the front cover of this Application/Declaration and their respective non-exempt direct and indirect subsidiaries are herein referred to collectively as the "Non-Utility Subsidiaries." The Utility Subsidiaries and Non-Utility Subsidiaries are referred to herein collectively as the "Subsidiaries." The term Subsidiaries is also intended to include any other subsidiaries hereafter acquired, directly or indirectly, by Alliant Energy in a transaction that is exempt under the Act or rules thereunder (in particular, Rule 58) or in a transaction that has been approved by the Commission either in this proceeding (e.g., a "Financing Subsidiary" or "Intermediate Subsidiary," as described below) or in a separate proceeding. Alliant Energy and the Subsidiaries are sometimes referred to as the "Applicants."

         For the twelve months ended December 31, 2003, Alliant Energy reported total operating revenues of $3,128,187,000, operating income of $411,734,000, and net income of $183,543,000, and, for the nine months ended September 30, 2004, Alliant Energy reported total operating revenues of $2,175,135,000, operating income of $323,523,000, and net income of $102,776,000. On a consolidated basis, approximately 61.3% of Alliant Energy's 2003 operating revenues were derived from domestic electric utility operations, 18.1% from domestic gas utility operations, and the balance, approximately 20.6%, from unregulated sources, including EWG and FUCO operations. At September 30, 2004, Alliant Energy had $7,958,456,000 in total assets, including net property, plant and equipment of $5,206,304,000.

         1.2 Capitalization of Alliant Energy and Utility Subsidiaries. As of September 30, 2004, Alliant Energy's consolidated capitalization was as follows:

-------------------------- ------------------------- ----------------------
Common Equity                        $2,517,488,000                  48.6%
-------------------------- ------------------------- ----------------------
Preferred Equity                      $ 243,803,000                   4.7%
-------------------------- ------------------------- ----------------------
Long-term Debt*                      $2,276,728,000                  44.0%
-------------------------- ------------------------- ----------------------
Short-term Debt**                     $ 142,282,000                   2.7%
-------------------------- ------------------------- ----------------------
                    Total            $5,180,301,000                 100.0%
-------------------------- ------------------------- ----------------------

         * Include variable-rate demand bonds classified as current. ** Includes current portion of Long-term Debt.

         As of September 30, 2004, the consolidated capitalization of IP&L and WP&L was as follows:

                                             IP&L                              WP&L
-------------------------- --------------------------------- ---------------------------------
Common Equity                  $1,138,389,000         49.4%       $1,029,785,000        65.1%
-------------------------- ------------------- ------------- -------------------- ------------
Preferred Equity                $ 183,840,000          8.0%         $ 59,963,000         3.8%
-------------------------- ------------------- ------------- -------------------- ------------
Long-term Debt*                 $ 962,903,000         41.7%        $ 403,314,000        25.5%
-------------------------- ------------------- ------------- -------------------- ------------
Short-term Debt**                $ 21,000,000          0.9%         $ 88,000,000         5.6%
-------------------------- ------------------- ------------- -------------------- ------------
                    Total      $2,306,132,000        100.0%       $1,581,062,000       100.0%
-------------------------- ------------------- ------------- -------------------- ------------

         * Includes variable-rate demand bonds classified as current. ** Includes current portion of Long-term Debt.

         As of September 30, 2004, WRP's capitalization consisted entirely of common stock equity. (See Item 6 - Financial Statements.)

         1.3 Orders Affected By This Application/Declaration. The current authorization of Alliant Energy and its Subsidiaries to engage in financing transactions and other related transactions is set forth in the following orders:

         (a) October 2001 Order (File No. 70-9891). By order dated October 3, 2001 (the "October 2001 Order"),/5/ as modified by supplemental order dated December 17, 2002,/6/ Alliant Energy is authorized to issue from time to time through December 31, 2004, common stock (including options, warrants or stock purchase rights exercisable for common stock), preferred stock, other forms of preferred securities, and long-term debt securities in an aggregate amount at any time outstanding not to exceed $1.5 billion and to provide guarantees and other forms of credit support on behalf of the Subsidiaries in an aggregate amount at any time outstanding not to exceed $3 billion. The Commission authorized Alliant Energy to utilize the proceeds of such financings to increase its "aggregate investment," as defined in Rule 53, in EWGs and FUCOs to 100% of

----------
5  Holding Co. Act Release No. 27448.

6 Holding Co. Act Release No. 27620 (increasing maximum spread over referenced U.S. Treasury securities as applicable to long-term debt and preferred securities of Alliant Energy).

its "consolidated retained earnings," also as defined in Rule 53 (the "EWG/FUCO Investment Limitation"), and reserved jurisdiction over Alliant Energy's request for authorization to increase its "aggregate investment" in EWGs and FUCOs to $1.75 billion pending completion of the record.

         In addition to the foregoing, the Commission authorized (i) Alliant Energy to issue up to 8 million shares of common stock pursuant to its dividend reinvestment plan and stock-based plans maintained for the benefit of its Subsidiaries' officers and employees and non-management directors; (ii) Alliant Energy and Non-Utility Subsidiaries to make loans to less than wholly-owned Non-Utility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;
(iii) AER and other Non-Utility Subsidiaries to provide guarantees and forms of credit support on behalf of other Non-Utility Subsidiaries in an amount not to exceed $600 million at any time outstanding; (iv) Alliant Energy and any Non-Utility Subsidiary to enter into interest rate hedging transactions; (v) Alliant Energy and its Non-Utility Subsidiaries to change the terms of the authorized stock capitalization of any other Non-Utility Subsidiary; (vi) Alliant Energy and any Non-Utility Subsidiary to organize and acquire the equity securities of one or more special purpose entities organized exclusively for the purpose of facilitating the issuance of securities ("Financing Subsidiaries"), and to engage in certain related transactions with any such Financing Subsidiaries; (vii) Alliant Energy and any Non-Utility Subsidiary to organize and acquire the equity securities of one or more entities organized exclusively for the purpose of acquiring and holding the securities of other exempt and authorized Non-Utility Subsidiaries ("Intermediate Subsidiaries"); (viii) AER and Non-Utility Subsidiaries to expend up to $800 million at any time outstanding to acquire certain categories of non-utility, energy-related, assets ("Energy Assets") that are incidental to energy marketing and oil and gas production operations of the Non-Utility Subsidiaries, and/or the securities of companies substantially all of whose physical properties consist of Energy Assets; (ix) AER and Non-Utility Subsidiaries to provide goods and services to each other at market rates, subject to certain limitations; (x) Non-Utility Subsidiaries to engage in certain categories of non-utility, energy-related, activities outside the United States, subject to a reservation of jurisdiction; and (xi) AER and Non-Utility Subsidiaries to pay dividends and/or acquire, retire or redeem their own securities out of capital and unearned surplus.

         (b) Money Pool Order (File No. 70-10052). By order dated June 21, 2002,/7/ as modified by orders dated October 10, 2002/8/ and December 12, 2002/9/ (as so modified, (the "Money Pool Order"), Alliant Energy is authorized to issue short-term notes and/or commercial paper from time to time through December 31, 2004, in an aggregate principal amount at any time outstanding not to exceed $1 billion, and to use the proceeds thereof, together with other available funds, to fund short-term loans to IP&L and Alliant Services through the Alliant Energy System Utility Money Pool ("Utility Money Pool") and to AER and certain other Non-Utility Subsidiaries through the Alliant Energy System Non-Utility Money Pool ("Non-Utility Money Pool"). The Commission reserved

----------
7  Holding Co. Act Release No. 27542.

8 Holding Co. Act Release No. 27575 (releasing jurisdiction over IP&L's issuance of short-term debt securities).

9 Holding Co. Act Release No. 27615 (increasing spread over referenced London Interbank Offered rate applicable to short-term debt securities of Alliant Energy and IP&L).

jurisdiction over borrowings by IP&L under the Utility Money Pool, as it was then proposed to be amended and restated, pending completion of the record. In addition, the Commission authorized IP&L to issue and sell short-term debt in the form of notes and/or commercial paper from time to time through December 31, 2004 in an aggregate principal amount at any time outstanding not to exceed $300 million or such lesser amount as may be approved from time to time by the Minnesota Public Utilities Commission ("MPUC")./10/

         (c) IP&L Long-term Debt Order (File Nos. 70-9375 and 70-9837) By order dated November 25, 1998,/11/ as modified by orders dated December 15, 2000,/12/ October 24, 2001,/13/ and June 25, 2004/14/ (as so modified, the "IP&L Long-term Debt Order"), the Commission has authorized IP&L to (1) issue and sell from time to time through December 31, 2004 long-term debt securities in the form of any combination of (a) collateral trust bonds, (b) senior unsecured debentures, and
(c) unsecured subordinated debentures); and (2) enter into an agreement or agreements for the issuance and sale of one or more series of tax-exempt bonds for the financing or refinancing of air and water pollution control facilities and sewage and solid waste disposal facilities. As security for IP&L's obligations under any agreement relating to tax-exempt bonds, IP&L is authorized to (1) issue its non-negotiable promissory note or notes to evidence the loan to IP&L of the proceeds of the tax-exempt bonds by the issuer thereof, (2) convey a subordinated security interest in any facilities that are financed through the issuance of tax-exempt bonds, (3) issue and pledge one or more new series of collateral trust bonds, (4) acquire and deliver letters of credit guaranteeing payment of the tax-exempt bonds and enter into reimbursement agreements with respect to any such letters of credit, (5) acquire insurance policies guaranteeing payment of the tax-exempt bonds, and (6) provide a direct guarantee of payment of the principal of and premium, if any, and interest on the tax-exempt bonds. Under the IP&L Long-term Debt Order, the aggregate principal amount of the collateral trust bonds, senior debentures, subordinated debentures, and tax-exempt bonds issued during the authorization period may not exceed $350 million, provided that such amount excludes the principal amount of any collateral trust bonds issued by IP&L solely as collateral security for its obligations under any tax-exempt bond financing and any other forms of collateral related to any tax-exempt bond financing.

         (d) IP&L Preferred Stock Order (File No. 70-10077). By order dated December 12, 2002 (the "IP&L Preferred Stock Order"),/15/ the Commission authorized IP&L to amend and restate its articles of incorporation to provide for the issuance of 16 million shares of preferred stock and to issue such

----------
10 IP&L is currently authorized by the MPUC through March 31, 2005, to issue and sell short-term indebtedness in an aggregate principal amount at any time outstanding not to exceed $300 million. See Exhibit D-2 hereto.

11  Holding Co. Act Release No. 26945. (IP&L was then named IES Utilities Inc.)

12  Holding Co. Act Release No. 27306.

13 Holding Co. Act Release No. 27456. In the October 24, 2001 order, the Commission approved the merger of Interstate Power Company into IES Utilities Inc., which then changed its name to Interstate Power and Light Company. The Commission also approved an increase from $200 million to $300 million in the aggregate amount of long-term debt securities that IP&L may issue through June 30, 2004.

14 Holding Co. Act Release No. 27863 (increasing long-term debt limit to $350 million and extending authorization period through December 31, 2004).

15  Holding Co. Act Release No. 27614.

shares in one or more series from time to time through December 31, 2005 in an aggregate amount at any time outstanding not to exceed the lesser of (i) the limit set by the MPUC from time to time or (ii) $200 million. The Commission reserved jurisdiction over a request by IP&L to organize and acquire the stock or other equity interests in one or more special purpose entities for the sole purpose of issuing, in one or more series, preferred securities, and to engage in certain other transactions related thereto.

         IP&L will relinquish its authority under the IP&L Preferred Stock Order upon the effective date of the Commission's order in this proceeding.

         1.4 Summary of Requested Approvals The Applicants herein request approval for a program of external financing, credit support arrangements, and other related proposals for the period commencing January 1, 2005 and extending through December 31, 2007 ("Authorization Period"). Specifically, the Applicants are requesting authorization for:

               (i) Alliant Energy to issue and sell, from time to time during the Authorization Period, any combination of the following types of securities, provided that the aggregate amount of all such new securities issued during the Authorization Period shall not exceed $500 million outstanding at any time: (A) Common Stock (including options and warrants exercisable for Common Stock), forward stock purchase contracts ("Stock Purchase Contracts") and stock units consisting of a Stock Purchase Contract coupled with an intermediate-term debt security of Alliant Energy ("Stock Purchase Units"), (B) preferred securities (including without limitation monthly income preferred trust securities) ("Preferred Securities"), (C) long-term debt securities having maturities of one to fifty years ("Long-term Debt"), and (D) and short-term debt securities having maturities of less than one year ("Short-term Debt").

               (ii) Alliant Energy to issue, from time to time during the
                    Authorization Period, up to 8.5 million shares of Common Stock pursuant to its dividend reinvestment plan and incentive compensation and stock-purchase plans maintained for its and its Subsidiaries' officers and employees and non-management directors, such shares to be in addition to any shares of Common Stock issued under the authority requested in (i) above.

              (iii) IP&L to issue and sell, from time to time during the
                    Authorization Period, any combination of the following types of securities, provided that the aggregate amount of all such new securities issued during the Authorization Period shall not exceed $700 million outstanding at any time or such lesser amount as may be authorized from time to time by the MPUC: (A) preferred stock ("Preferred Stock") or other types of Preferred Securities, (B) Long-term Debt, and (C) Short-term Debt.

               (iv) WRP to issue and sell, from time to time during the
                    Authorization Period, Long-term Debt and Short-term Debt, provided that the aggregate amount of all such new securities issued during the Authorization Period shall not exceed $2.5 million outstanding at any time.

               (v) Alliant Energy to issue guarantees and provide other forms of credit support ("Alliant Energy Guarantees") with respect to securities issued by or other obligations of its Subsidiaries in an aggregate principal or nominal amount not to exceed $3.0 billion at any time outstanding.

               (vi) AER and other Non-Utility Subsidiaries to provide guarantees and other forms of credit support ("Non-Utility Guarantees") with respect to securities issued by and other obligations of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $600 million at any time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and Rule 52.

               (vii) Alliant Energy and, to the extent not exempt under Rule 52, any Subsidiary to enter into hedging transactions ("Interest Rate Hedges") with respect to existing indebtedness of such company in order to manage and minimize interest costs, and to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

             (viii) Alliant Energy, AER and certain other Non-Utility
                    Subsidiaries to participate in the Non-Utility Money Pool.

               (ix) Alliant Energy and Non-Utility Subsidiaries to make loans to any Non-Utility Subsidiary of Alliant Energy that is less than wholly-owned at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

               (x) Alliant Energy and the Subsidiaries to change the terms of the authorized capitalization of any other majority-owned Subsidiary, provided that, if such Subsidiary is less than wholly-owned, all other equity owners consent to such change.

               (xi) Alliant Energy, IP&L, WP&L and the Non-Utility Subsidiaries
                    to acquire the equity securities of one or more Financing Subsidiaries and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and Financing Subsidiaries to transfer the proceeds of any financing to its parent or as directed by its parent.

              (xii) Alliant Energy and AER to acquire, directly or indirectly, the equity securities of one or more Intermediate Subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including, but not limited to, EWGs, FUCOs, "energy-related companies" under Rule 58 ("Rule 58 Companies"), and "exempt telecommunications companies" ("ETCs") under Section 34 of the Act, provided that such companies may also engage in preliminary development and administrative activities relating to investments in such entities; AER, Intermediate Subsidiaries and other Non-Utility Subsidiaries to make expenditures of up to $200 million at any time outstanding during the Authorization Period on preliminary development activities; and Alliant Energy, AER and Intermediate Subsidiaries to consolidate or otherwise reorganize all or any part of their direct or indirect investments in Non-Utility Subsidiaries.

             (xiii) AER and other Non-Utility Subsidiaries to expend up to
                    $100 million at any time outstanding during the Authorization Period to construct or acquire Energy Assets that are incidental and related to the energy marketing and oil and gas production operations of its subsidiaries, and/or the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets, provided that the acquisition and ownership of such Energy Assets would not cause AER or any other Non-Utility Subsidiary to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4), respectively.

              (xiv) AER and other Non-Utility Subsidiaries to provide services and sell goods to each other at fair market prices, subject to certain proposed limitations.

               (xv) Non-Utility Subsidiaries to engage in certain categories of energy-related activities outside the United States, subject to a request for reservation of jurisdiction.

               (xvi) AER and other Non-Utility Subsidiaries to pay dividends out of capital and unearned surplus and/or acquire, retire or redeem securities issued to associate companies to the extent allowed under applicable law and the terms of any credit or security instruments to which they may be parties.

             (xvii) Alliant Energy to utilize the proceeds of authorized financing to make investments in EWGs and FUCOs in an amount which, when added to existing investments, will not exceed the previously authorized EWG/FUCO Investment Limitation.

         1.5 Parameters Applicable to External Financing Transactions The following general terms will be applicable where appropriate to the proposed external financing activities of Alliant Energy, IP&L and WRP requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):/16/

              (a) Effective Cost of Funds The effective cost of capital (i.e., the aggregate of all payments, including interest, dividend distributions and other periodic payments) in respect of Stock Purchase Contracts, Stock Purchase Units, Long-term Debt, Preferred Stock, Preferred Securities and Short-term Debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that, in no event will the effective cost of capital (i) on any series of Stock Purchase Contracts or Stock Purchase Units exceed at the time of issuance 700 basis points over the yield to maturity of comparable-term U.S. Treasury securities;
(ii) on any series of Long-term Debt exceed at the time of issuance 500 basis points over the yield to maturity of comparable-term U.S. Treasury securities if the interest rate on such Long-term Debt securities is a fixed rate or, if the rate on such Long-term Debt securities is a floating rate, 500 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year; (iii) on any series of Preferred Stock or Preferred Securities exceed at the time of issuance 600 basis points over the yield to maturity of comparable-term U.S. Treasury securities; and (iv) on Short-term Debt exceed at the time of issuance, (A) in the case of commercial paper or any other short-term borrowing that is not tied to a reference rate, 300 basis points over LIBOR, and (B) in the case of any short-term borrowing that is tied to a reference rate, either (1) 300 basis points over LIBOR, (2) 50 basis points over the prime rate, as announced from time to time by Wachovia Bank, National Association, or any successor thereto, or (3) 100 basis points over the Federal Funds Rate, whichever reference rate is applicable.

              (b) Maturity. The maturity of Long-term Debt will be between one year and 50 years after the issuance thereof. Preferred Securities, Stock Purchase Contracts and Stock Purchase Units will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock. Preferred Stock of IP&L may be perpetual in duration.

              (c) Issuance Expenses The underwriting fees, commissions or other similar remuneration paid in connection with any non-competitive issuance, sale or distribution of securities pursuant to the authorization requested in this Application/Declaration will not exceed the greater of (a) 5% of the principal or total amount of the securities being issued or (b) issuance expenses that are generally paid at the time of the pricing for sales of similar securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

----------
16 The Commission has previously authorized financing transactions subject to these same general parameters. See e.g., AGL Resources Inc., et al., Holding Co. Act Release No 27828 (Apr. 1, 2004); Exelon Corporation, et al., Holding Co. Act Release No. 27830 (Apr. 1, 2004); and Ameren Corporation, et al., Holding Co. Act Release No. 27860 (June 18, 2004).

              (d) Common Equity Ratio. At all times during the Authorization Period, Alliant Energy and each Utility Subsidiary will maintain common equity (as reflected, in the case of Alliant Energy, IP&L and WP&L,/17/ in the most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (common stock equity, preferred stock equity, long-term debt and short-term debt); provided that Alliant Energy will in any event be authorized to issue Common Stock (including pursuant to stock-based plans maintained for shareholders, including new investors, officers, employees and non-employee directors) to the extent authorized herein.

              (e) Investment Grade Ratings. The Applicants further represent that, except for securities issued to fund intrasystem financings, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of Alliant Energy that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). The ratings test will not apply to any issuance of Common Stock. The Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

              (f) Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (December 31, 2007).

              (g) Use of Proceeds. The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Alliant Energy and its Subsidiaries, (ii) funding of future investments in EWGs, FUCOs, and Rule 58 Companies, (iii) the acquisition, retirement or redemption by Alliant Energy or any Subsidiary of any of its own securities pursuant to Rule 42 or as authorized by the Commission in this proceeding, (iv) financing working capital requirements of Alliant Energy and its Subsidiaries, including by making contributions to the Non-Utility Money Pool, and/or (v) the acquisition of the securities or assets of other companies, as authorized in this proceeding or as may be authorized by the Commission in a separate proceeding. The Applicants represent that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Alliant Energy states that the aggregate amount of the proceeds of securities issued by Alliant Energy and the amount of Alliant Energy Guarantees approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added

----------
17 SBWG&E and WRP are not reporting companies under the Securities Exchange Act of 1934, as amended.

to Alliant Energy's "aggregate investment" in all such entities at any point in time, exceed the EWG/FUCO Investment Limitation authorized under the October 2001 Order. Alliant Energy requests the Commission to continue its reservation of jurisdiction over Alliant Energy's use of financing proceeds to fund investments in EWGs and FUCOs in an amount which, when added to Alliant Energy's "aggregate investment" in such entities from time to time, would equal $1.75 billion. Alliant Energy further represents that the proceeds of financing and Alliant Energy Guarantees and Non-Utility Guarantees utilized to fund investments in Rule 58 Companies will be subject to the limitations of that rule.

         1.6 Alliant Energy External Financing. Alliant Energy requests authority to issue and sell from time to time during the Authorization Period,
(i) directly, Common Stock (including options and warrants exercisable for Common Stock),/18/ Stock Purchase Contracts and/or Stock Purchase Units, and Short-term Debt, and (ii) directly or indirectly through one or more Financing Subsidiaries, Preferred Securities and Long-term Debt, provided that the aggregate amount of all such new securities issued during the Authorization Period shall not exceed $500 million at any time outstanding, and provided further that any shares of Common Stock sold pursuant to Alliant Energy's Rights Agreement (Exhibit A-2 hereto) will not count against this limit./19/

         All securities issued by Alliant Energy in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth in Item 1.5 above.

         Alliant Energy contemplates that such securities would be issued and sold directly to the public in one or more offerings registered under the Securities Act of 1933, as amended (the "1933 Act") either (i) through underwriters selected by negotiation or competitive bidding or (ii) through a selling agent acting either as agent or as principal for resale to the public either directly or through dealers, or to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder. All such securities sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         Alliant Energy has filed a Registration Statement on Form S-3 (Exhibit C-1 hereto) under the 1933 Act utilizing the "shelf" registration process, under which Alliant Energy may offer for sale, in one or more transactions, any combination of Common Stock, Stock Purchase Contracts and Stock Purchase Units

----------
18 Alliant Energy is authorized under its Restated Articles of Incorporation, as amended ("Restated Articles") (Exhibit A-1 hereto) to issue 240,000,000 shares of common stock, par value $0.01 per share, of which 115,533,441 shares were issued and outstanding on October 29, 2004. Alliant Energy is not authorized under the terms of its Restated Articles to issue preferred stock.

19 The Commission has previously authorized Alliant Energy to adopt and implement a Rights Agreement pursuant to which each outstanding share of Common Stock, including those shares to be sold pursuant to the authorization requested in this proceeding, has attached a right (a "Right") to purchase one-half of one share of Common Stock and, upon the occurrence of certain triggering events, to purchase shares of Common Stock having a market value of two times the exercise price. See Interstate Energy Corporation, Holding Co. Act Release No. 26965 (Jan. 15, 1999). The Rights trade with the Common Stock to which they are attached, are currently not exercisable and expire on January 20, 2009.

in an aggregate amount of up to $300 million. The Registration Statement includes a prospectus supplement relating to the issue and sale of up to 7,500,000 shares of Common Stock pursuant to a Sales Agreement (Exhibit B-1 hereto) between Alliant Energy and Cantor Fitzgerald & Co., as sales agent.

         Alliant Energy's senior unsecured long-term debt securities are currently rated BBB by Standard & Poor's Inc. ("S&P") and are not rated by Moody's Investors Service ("Moody's"). Alliant Energy's commercial paper is rated A-2 by S&P and P-3 by Moody's.

              (a) Common Stock, Stock Purchase Contracts and Stock Purchase Units. Alliant Energy may issue and sell Common Stock, Stock Purchase Contracts and Stock Purchase Units pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. If underwriters are used in the sale of such securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Alliant Energy) or directly by one or more underwriters acting alone, or may be sold directly by Alliant Energy or through agents designated by Alliant Energy from time to time. If dealers are used in the sale of such securities, Alliant Energy will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Alliant Energy may grant the underwriters thereof an over-allotment or "green shoe" option permitting the purchase from Alliant Energy of additional shares at the same price then being offered.

         Alliant Energy may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (specifically, Rule 58).

         Stock Purchase Contracts would obligate holders to purchase from Alliant Energy, and Alliant Energy to sell to the holders, a specified number of shares of Common Stock at a future date or dates (typically between three and five years after the date of issuance). The price per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. Stock Purchase Contracts may be issued separately or as a part of Stock Purchase Units (a form of "equity-linked" security), which would consist of a Stock Purchase Contract and either Long-term Debt, debt securities of a Non-Utility Subsidiary or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. Stock Purchase Contracts may require Alliant Energy and/or AER to make periodic payments to the holders of some or all of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations under these Stock Purchase Contracts in a specified manner./20/

              (b) Preferred Securities. Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Alliant Energy's board of directors. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods. Preferred Securities may be convertible or exchangeable into shares of Common Stock or other securities that Alliant Energy is authorized to issue.

              (c) Long-term Debt. Long-term Debt may be issued in one or more series in the form of unsecured notes or debentures with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Alliant Energy's board of directors. Long-term Debt of a particular series (a) may be convertible into any other securities that Alliant Energy is authorized to issue, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, and (e) may be called from existing investors by a third party. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

              (d) Short-term Debt. Short-term Debt may include commercial paper, unsecured bank notes and other forms of unsecured short-term indebtedness having maturities of less than one year from the date of issuance.

         Commercial paper may be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

----------
20 The Commission has previously authorized registered holding companies to issue and sell stock purchase contracts and stock purchase units (sometimes referred to as equity-linked securities). In addition to the October 2001 Order, see Ameren Corporation, Holding Co. Act Release No. 27860 (June 18, 2004), American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002), and NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003).

         Alliant Energy may also establish and maintain back-up credit lines with banks or other institutional lenders to support its commercial paper program and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as they may deem appropriate in light of their needs and existing market conditions providing for revolving credit or other loans. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limit on new financing by Alliant Energy.

         1.7 Common Stock Issued under Stock-Based Plans. In addition to sales of Common Stock as described in Item 1.6 above, Alliant Energy requests authorization to issue Common Stock and/or purchase shares of its Common Stock (either currently or under forward contracts) in the open market for purposes of reissuing such shares at a later date under plans that are maintained for stockholders, officers and employees, and non-employee directors. Currently, Alliant Energy maintains three plans under which it may directly issue or purchase in the open market shares of Common Stock, which are described as follows (and referred to collectively as the "Stock Plans"):

          o Alliant Energy Corporation Equity Incentive Plan. The 2002 Equity Incentive Plan ("Incentive Plan") is intended to promote the success and enhance the value of the company by linking the personal interests of plan participants to those of Alliant Energy's shareowners, and by providing plan participants with an incentive for outstanding performance. The Incentive Plan provides for grants of stock options, restricted stock and performance units/shares with respect to Common Stock. The Incentive Plan is administered by the compensation and personnel committee of Alliant Energy's Board of Directors, which selects from all eligible employees those to whom awards should be granted under the terms of the Incentive Plan. Alliant Energy has registered 4,000,000 shares of Common Stock for issuance or delivery under the Incentive Plan. See Registration Statement on Form S-8, incorporated by reference herein as Exhibit C-2.

          o Alliant Energy Corporation 401(k) Savings Plan. The Alliant Energy Corporation 401(k) Plan, as amended ("401(k) Plan") permits eligible employees to make deferred cash contributions through payroll deductions in any amount from 1% of compensation up to 50% of compensation, subject to the annual limit on contributions prescribed under the Internal Revenue Code. Alliant Energy system companies currently provide matching contributions equal to 50% of an employee's contribution, up to a maximum of 6% of an employee's compensation. Employee contributions may be invested in one or more investment funds, including the Alliant Energy Common Stock Fund. Matching contributions are all invested in the Alliant Energy Common Stock Fund. Alliant Energy has registered 1,600,000 shares of Common Stock for issuance or delivery under the 401(k) Plan. See Registration Statement on Form S-8, incorporated by reference herein as Exhibit C-3.

          o Alliant Energy Corporation Shareowner Direct Plan. The Alliant Energy Corporation Shareowner Direct Plan ("Direct Plan") provides participants with a convenient way to purchase shares of Common Stock and to reinvest all or a portion of the dividends received on their shares of Common Stock. Persons not presently owning shares of Common Stock may become Direct Plan participants, assuming certain qualifications are met, by making an initial cash investment of not more than $120,000. Participants may acquire additional shares of Common Stock by making optional cash investments in amounts of not less than $250 ($25 in the case of employees) per investment nor more than $120,000 per calendar year, inclusive of any initial investment. Optional cash investments made through payroll deductions may not be more than $120,000 per calendar year, inclusive of any initial investment and any optional cash investments made by means other than payroll deduction. The price of shares of Common Stock purchased from Alliant Energy (i.e., newly-issued shares) is equal to the average (computed to four decimal --- places) of the high and low sales prices of shares of Common Stock as reported on the New York Stock Exchange Composite Tape on the applicable investment date or, if no trading occurs on the applicable investment date, a price determined with reference to the next preceding date on which the Common is traded on the New York Stock Exchange. The price of shares of Common Stock purchased for participants on the open market or in privately-negotiated transactions will be the weighted average price of all such shares purchased for the applicable investment date. Alliant Energy has registered 6,000,000 shares of Common Stock for issuance under the Shareholder Direct Plan. See Registration Statement on Form S-3, incorporated by reference herein as Exhibit C-4.

         Alliant Energy proposes to issue shares of its Common Stock, as well as stock options, "phantom" stock awards, restricted stock awards, and other Common Stock-based awards in an aggregate amount of up to 8.5 million shares (as such number may hereafter be adjusted to reflect any stock split) in order to satisfy its obligations under the Stock Plans. Shares of Common Stock issued or purchased for delivery under the Stock Plans may either be newly issued shares, treasury shares or shares purchased in the open market. Alliant Energy will make open-market purchases of Common Stock in accordance with the terms of, or in connection with, the operation of the Stock Plans pursuant to Rule 42. Alliant Energy also proposes, within the limitations set forth herein, to issue and/or purchase shares of Common Stock pursuant to these existing Stock Plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration.

         1.8 IP&L External Financing. The issuance of securities by IP&L, which is incorporated in Iowa, is not exempt under Rule 52(a) because the Iowa Utilities Board ("IUB") does not exercise jurisdiction over the issuance of securities by utilities. The MPUC has jurisdiction over the issuance of all securities by IP&L, and the Illinois Commerce Commission ("ICC") has jurisdiction over the issuance of all securities by IP&L other than indebtedness with a final maturity of less than one year and renewable for a period of not more than two years.

         IP&L requests authorization to issue and sell from time to time during the Authorization Period, (i) directly, Preferred Stock and Short-term Debt, and
(ii) directly or indirectly through one or more Financing Subsidiaries, Preferred Securities and Long-term Debt, provided that the aggregate amount of all such new securities issued during the Authorization Period shall not exceed $700 million at any time outstanding or such lesser amount as may be authorized from time to time by the MPUC./21/ All securities issued by IP&L in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth in Item 1.5 above.

         IP&L contemplates that such securities would be issued and sold directly to the public in one or more offerings registered under the 1933 Act either (i) through underwriters selected by negotiation or competitive bidding or (ii) through a selling agent acting either as agent or as principal for resale to the public either directly or through dealers, or to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder. All such securities sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         IP&L has filed a Registration Statement on Form S-3 (Exhibit C-5 hereto) under the 1933 Act utilizing the "shelf" registration process, under which IP&L may offer for sale, in one or more transactions, any combination of Preferred Stock and Long-term Debt in the form of senior unsecured dentures and collateral trust bonds in an aggregate amount of up to $210 million.

         The secured long-term debt securities, unsecured long-term debt securities, and commercial paper of IP&L are currently rated A-, BBB and A-2, respectively, by S&P and A3, Baa1 and P-2, respectively, by Moody's.

              (a) Preferred Stock and Preferred Securities. Preferred Stock or Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by IP&L's board of directors. Dividends or distributions on Preferred Stock or Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods.

              (b) Long-term Debt. Long-term Debt of IP&L may be in the form of
(a) one or more series of collateral trust bonds ("Trust Bonds") issued under an Indenture of Mortgage and Deed of Trust, dated as of September 1, 1993, between IP&L and J.P. Morgan Trust Company, National Association, successor, as Trustee, as supplemented from time to time (Exhibit B-3 hereto), (b) one or more series of senior unsecured debentures ("Senior Debentures") issued under an Indenture, dated as of August 20, 2003, between IP&L and J.P. Morgan Trust Company, National Association, successor, as Trustee (Exhibit B-4 hereto), or (c) agreements with issuing authorities for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") for the financing or refinancing of air and water pollution control facilities and sewage and solid waste

----------
21 IP&L is authorized under its Restated Articles of Incorporation (Exhibit A-3 hereto) to issue 24,000,000 shares of common stock, par value $2.50 per share, of which 13,370,788 are issued and outstanding and held by Alliant Energy, and 16,000,000 shares of preferred stock, par value $01 per share, of which 7,600,00 are issued and outstanding.

disposal facilities ("Facilities"). As security for IP&L's obligations under any agreement relating to any series of Tax-Exempt Bonds, IP&L requests authority to
(1) issue its promissory note or notes to evidence the loan to IP&L of the proceeds of the Tax-Exempt Bonds by the issuer thereof, (2) convey a subordinated security interest in any Facilities that are financed through the issuance of Tax-Exempt Bonds, (3) issue and pledge one or more new series of Trust Bonds ("Tax-Exempt Collateral Bonds"), (4) acquire and deliver letters of credit guaranteeing payment of the Tax-Exempt Bonds and enter into reimbursement agreements with respect to any such letters of credit, (5) acquire insurance policies guaranteeing payment of the Tax-Exempt Bonds, and (6) provide a direct guarantee of payment of the principal of and premium, if any, and interest on the Tax-Exempt Bonds. To avoid double counting, and consistent with the terms of the IP&L Long-term Debt Order, it is proposed that the principal amount of any Tax-Exempt Collateral Bonds issued by IP&L as collateral security for Tax-Exempt Bond obligations and any other forms of collateral related to the Tax-Exempt Bonds be excluded from the proposed overall financing limit on long-term financing by IP&L.

              (c) Short-term Debt. Short-term Debt of IP&L may include commercial paper notes and secured or unsecured bank notes or other forms of secured or unsecured short-term indebtedness having maturities of less than one year from the date of issuance.

         Commercial paper may be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

         IP&L may also establish and maintain back-up credit lines with banks or other institutional lenders to support its commercial paper program and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and existing market conditions providing for revolving credit or other loans. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limit on new financing by IP&L.

         The issuance of secured Short-term Debt by IP&L would be limited to those circumstances in which IP&L can expect a lower effective cost of borrowing (taking into account all transactional costs) compared to issuing unsecured Short-term Debt or in which unsecured credit is unavailable, except at a higher cost than secured Short-term Debt. IP&L anticipates that the collateral offered as security for any secured Short-term Debt would be limited to accounts receivable.

         1.9 WRP External Financing. The issuance of securities by WRP, which is incorporated in Wisconsin, is not exempt under Rule 52(a) because WRP is not subject to regulation as a public utility company in Wisconsin. WRP requests authorization herein to issue and sell from time to time during the

Authorization Period Long-term Debt and Short-term Debt, provided that the aggregate principal amount of all such new securities issued during the Authorization Period shall not exceed $2.5 million at any time outstanding. The issuance of secured Short-term Debt by WRP would be limited to those circumstances in which WRP can expect a lower effective cost of borrowing (taking into account all transactional costs) compared to issuing unsecured Short-term Debt or in which unsecured credit is unavailable, except at a higher cost than secured Short-term Debt. WRP anticipates that the collateral offered as security for and secured Short-term Debt would be limited to accounts receivable

         1.10 Guarantees and Other Forms of Credit Support
              --------------------------------------------

              (a) Alliant Energy Guarantees. Alliant Energy requests authorization to provide Alliant Energy Guarantees with respect to the securities or other obligations of any Subsidiary, as may be appropriate to enable such Subsidiary to carry on its business, in an aggregate principal amount not to exceed $3.0 billion (the current authorized limit) outstanding at any one time, provided that the amount of any Alliant Energy Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Any Alliant Energy Guarantee that is outstanding on the last day of the Authorization Period will expire or terminate in accordance with its stated terms.

         As part of normal business activities, Alliant Energy from time to time enters into various agreements on behalf of its Subsidiaries to provide financial or performance assurances to third parties. At September 30, 2004, Alliant Energy had outstanding guarantees and other forms of credit support in respect of obligations of its Subsidiaries totaling approximately $1.55 billion, of which approximately $1.22 billion represented guarantees of indebtedness of AER and Alliant Services and the remainder, approximately $331.4 million, guarantees and other credit support in respect of non-financial obligations, e.g., guarantees of certain lease obligations, including, among others, the lease of Alliant Services' headquarters building and various equipment leases, title guarantees, and guarantees in connection with certain snyfuels tax credits.

         Alliant Energy Guarantees may be in the form of, among other things, direct parent guarantees, reimbursement obligations in respect of letters of credit, indemnities, and capital maintenance or "keep well" agreements. Alliant Energy requests authority to charge each Subsidiary a fee for providing credit support that is determined by multiplying the amount of the Alliant Energy Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

         Alliant Energy Guarantees may, in some cases, be provided to support obligations of Subsidiaries that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, Alliant Energy will determine the exposure under such guarantee for purposes of measuring compliance with the proposed limitation on Alliant Energy Guarantees by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with U. S. Generally Accepted Accounting Principles ("U. S. GAAP"). Such estimation will be reevaluated periodically.

              (b) Non-Utility Subsidiary Guarantees. In addition, AER and other Non-Utility Subsidiaries request authority to provide Non-Utility Subsidiary Guarantees with respect to the securities or other obligations of any other Non-Utility Subsidiary (including any EWG, FUCO, or Rule 58 Company) as may be appropriate to enable such Non-Utility Subsidiary to carry on its business in an aggregate principal amount not to exceed $600 million (the current authorized limit) outstanding at any one time, excluding any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided, however, that the amount of any Non-Utility Subsidiary Guarantees in respect of obligations of any Rule 58 Companies shall also be subject to the limitations of Rule 58(a)(1). Subject to such limitations, it is proposed that the types and terms of any Non-Utility Guarantee may be the same as described immediately above in relation to Alliant Energy Guarantees.

         1.11 Hedging Transactions
              --------------------

              (a) Interest Rate Hedges Alliant Energy, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions. Interest Rate Hedges would be used as a means of prudently managing the risk associated with outstanding debt issued pursuant to the authorization requested in this Application/Declaration or an applicable exemption by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed-rate debt to variable-rate debt, and (iii) limiting the impact of changes in interest rates resulting from variable-rate debt. In no case will the notional principal amount of any interest rate swap exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, the Applicants will not engage in speculative transactions. Interest Rate Hedges (other than exchange-traded Interest Rate Hedges) would only be entered into with counterparties ("Approved Counterparties") whose senior unsecured debt ratings, or the senior unsecured debt ratings of the parent companies of the counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch Inc.

         Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as exchange-traded interest rate futures contracts and over-the-counter interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities or U.S. government agency (e.g., Fannie Mae) obligations, or LIBOR-based swap instruments. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

              (b) Anticipatory Hedges In addition, Alliant Energy and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory

Hedges (other than exchange-traded Anticipatory Hedges) would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward-dated swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

         Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through (i) the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT") or other financial exchange, (ii) the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or (iii) a combination of On-Exchange Trades and Off-Exchange Trades. Alliant Energy or a Non-Utility Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

         The Applicants will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Applicants represent that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Interest Rate Hedge or Anticipatory Hedge is entered into. The Applicants will also comply with any future FASB financial disclosure requirements associated with hedging transactions./22/

         1.12 Continuation of Non-Utility Money Pool
              --------------------------------------

         Alliant Energy, AER, Alliant Services and certain other Non-Utility Subsidiaries of Alliant Energy request authorization to continue to participate in the Non-Utility Money Pool, which will continue to be administered by Alliant Services./23

----------
22 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. In addition to the October 2001 Order, see Ameren Corporation, Holding Co. Act Release No. 27860 (June 18, 2004), NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003).

23 As indicated in Item 1.3 above, under the terms of the Money Pool Order, Alliant Energy, Alliant Services and IP&L were authorized to participate in a separate Utility Money Pool, subject to a reservation of jurisdiction over IP&L's participation in the Utility Money Pool under the terms of an amended and restated Utility Money Pool Agreement pending receipt of further state utility commission approvals. IP&L, which now has its own external credit facilities, has not been an active participant in the Utility Money Pool since October 2002 and does not intend to seek state commission approvals to participate anytime in the foreseeable future. Accordingly, Alliant Energy is not requesting authority at this time to maintain a separate Utility Money Pool. Alliant Services, which was previously a Utility Money Pool participant, is being added as a participant in the Non-Utility Money Pool.

         Under the terms of the Amended and Restated Non-Utility Money Pool Agreement (Exhibit B-2 hereto), funds would be available from the following sources for short-term loans to the Non-Utility Money Pool participants (other than Alliant Energy) from time to time: (1) surplus funds in the treasuries of any of the Non-Utility Money Pool participants ("Internal Funds"), and (2) proceeds received by any of the Non-Utility Money Pool participants from the issuance of Short-term Debt ("External Funds"), in each case to the extent permitted by applicable laws and regulatory orders. Funds would be made available from such sources in such order as Alliant Services, as the administrator of the Non-Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of Non-Utility Money Pool participants that invest funds in the Non-Utility Money Pool.

         Each Non-Utility Money Pool participant that is authorized or permitted to borrow from the Non-Utility Money Pool would borrow pro rata from each Non-Utility Money Pool participant that advances funds to the Non-Utility Money Pool in the proportion that the total amount advanced by such participant bears to the total amount then advanced to the Non-Utility Money Pool by all participants. On any day when more than one source of funds (i.e., both Internal Funds and External Funds), with different rates of interest, are used to fund loans through the Non-Utility Money Pool, each borrowing participant would borrow pro rata from each such funding source in the same proportion that the amount of funds provided by that funding source bears to the total amount of funds advanced to the Non-Utility Money Pool.

         The cost of compensating balances, if any, and fees paid to banks to maintain credit lines by Alliant Energy that are used to fund loans to the Non-Utility Money Pool would initially be paid by Alliant Energy. These costs would be retroactively allocated every month among the Non-Utility Money Pool borrowers in proportion to each such borrowers' estimated peak short-term borrowing requirements.

         The daily outstanding balance of all loans to the Non-Utility Money Pool participants shall accrue interest as follows: (a) if only Internal Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily balances shall be the average for the month of the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate (the daily rate, "Composite," and the monthly average of such Composite, the "Average Composite"), or, if no such Composite was established for that particular day, then the applicable rate would be the Composite for the next preceding day for which such Composite was established, and (b) if only External Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily outstanding balance shall be the lending participant's cost for such External Funds or, if more than one participant had made available External Funds at any time during the month, the applicable interest rate shall be a composite rate, equal to the weighted average of the costs incurred by the respective participants for such External Funds. In cases where the daily outstanding balances of all loans outstanding at any time during the month include both Internal Funds and External Funds, the interest rate applicable to the daily outstanding balances for the month shall be the weighted average of the (i) cost of all Internal Funds contributed by participants, and (ii) the cost of all such External Funds. The interest rate paid on funds advanced to the Non-Utility Money Pool by any participant will be equal to the cost of borrowing from the Non-Utility Money Pool. That is, the applicable rate would be the Composite rate in the case of Internal Funds, the lending company's cost of borrowing in the case of External Funds, and a weighted average cost of funds if funds advanced to the Non-Utility Money Pool at any one time consist of both Internal Funds and External Funds.

         Funds not required by the Non-Utility Money Pool participants to make loans (with the exception of funds required to satisfy the Non-Utility Money Pool's liquidity requirements) will be invested in one or more short-term investments: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iv) commercial paper rated not less than A-1 by S&P or P-1 by Moody's, or their equivalent by a nationally recognized rating agency; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) bankers' acceptances;
(v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

         Any income earned on investments of surplus funds would be allocated at the end of each calendar month among those Non-Utility Money Pool participants that have invested funds in accordance with the proportion that each participant's average contribution of funds in the Non-Utility Money Pool for the month bears to the average total amount of funds invested in the Non-Utility Money Pool for the month.

         Each participant receiving a loan through the Non-Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within 365 days of the date of such loan. All loans made through the Non-Utility Money Pool may be prepaid by the borrower without premium or penalty and without prior notice. All loans to, and borrowings from, the Non-Utility Money Pool to finance the existing businesses of the Non-Utility Money Pool participants will be exempt pursuant to the terms of Rule 52 under the Act. No loans through the Non-Utility Money Pool would be made to, and no borrowings through the Non-Utility Money Pool would be made by, Alliant Energy.

         Authorization is requested for the following direct and indirect Non-Utility Subsidiaries of Alliant Energy to participate in the Non-Utility Money Pool:

                Direct Subsidiaries of Alliant Energy:
                -------------------------------------
                o   Alliant Services
                o   AER
                o   Alliant Energy Nuclear LLC

                Direct Subsidiaries of AER:
                --------------------------
                o   Alliant Energy Integrated Services Company
                o   Alliant Energy Investments, Inc.
                o   Alliant Energy International, Inc.
                o   Alliant Energy Transportation, Inc.
                o   Alliant Energy Synfuel LLC

                o   Alliant Energy Generation, Inc./24/
                o   Alliant Energy Neenah, LLC
                o   Alliant Energy EPC, LLC

                Direct and Indirect Subsidiaries of Alliant Energy Integrated Services Company:
                -------------------------------------------------------------
                o   Alliant Energy Field Services, LLC
                o   Alliant Energy Integrated Services - Energy Management LLC*
                o   Alliant Energy Integrated Services - Energy Solutions LLC*
                o   Cogenex Corporation*
                o   Energy Performance Services, Inc.*
                o   Heartland Energy Group, Inc.
                o   Industrial Energy Applications, Inc.
                o   Industrial Energy Applications Delaware Inc.
                o   RMT, Inc.

     (* Alliant Energy has announced its intention to sell these companies)

                Direct and Indirect Subsidiaries of Alliant Energy Investments, Inc.
                ---------------------------------------------------------------
                o   Heartland Energy Services, Inc.
                o   Iowa Land and Building Company
                o   Prairie Ridge Business Park, L.C.

                Direct Subsidiaries of Alliant Energy Transportation, Inc.
                ---------------------------------------------------------
                o   Transfer Services, Inc.
                o   Cedar Rapids and Iowa City Railway Company
                o   IEI Barge Services, Inc.
                o   Williams Bulk Transfer Inc.

                Direct Subsidiary of Alliant Energy Generation, Inc.
                ---------------------------------------------------
                o   Sheboygan Power, LLC

         Exhibit I filed herewith describes the business and legal basis for Alliant Energy's ownership of each of the Non-Utility Money Pool participants listed above. It is requested that the Commission reserve jurisdiction over the participation of any other direct or indirect, current or future, Non-Utility Subsidiary of Alliant Energy as a borrower under the Non-Utility Money Pool.

         1.13 Non-Utility Subsidiary Financings. It is believed that, in almost all cases, the issuance of securities by AER and other Non-Utility Subsidiaries will be exempt from Commission authorization pursuant to Rule 52(b). Any such securities issued by AER or any other Non-Utility Subsidiary, directly or indirectly through any Financing Subsidiary, would therefore be in addition to securities issued by Alliant Energy, as described in Item 1.6 above.

----------
24 Alliant Energy Generation, Inc. is currently an indirect subsidiary of AER but will become a direct subsidiary upon the dissolution of its parent (AEG Worldwide, Inc.).

         In order to be exempt under Rule 52(b), any loans by Alliant Energy to a Non-Utility Subsidiary or by any Non-Utility Subsidiary, including a Financing Subsidiary, to another Non-Utility Subsidiary must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly-owned by Alliant Energy, directly or indirectly, authority is requested under the Act for Alliant Energy or AER or any other Non-Utility Subsidiary, as the case may be, to make loans to any such less than wholly-owned Non-Utility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary, such company will not sell any services to any associate Non-Utility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described below in Item 1.18 below./25/

         1.14 Changes in Capitalization of Majority Owned Subsidiaries. The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock or other equity securities to Alliant Energy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this filing cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

         As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any 50% or more owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by Alliant Energy or other intermediate parent company; provided that the consents of all other shareholders or other equity holders have been obtained for the proposed change. This request for authorization is limited to Alliant Energy's 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business./26/ Alliant Energy will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary

----------
25 The Commission has previously authorized substantially similar proposals. See e.g., Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003).

26 The Commission has previously approved substantially similar proposals. See e.g., FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003).

and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements./27/

         1.15 Financing Subsidiaries Alliant Energy, IP&L, WP&L, and the Non-Utility Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries, which would be organized specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Alliant Energy and the Subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties, and to transfer the proceeds of such financings to or as directed by the Financing Subsidiary's parent. Alliant Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary that it organizes. IP&L, WP&L or any Non-Utility Subsidiary may also provide guarantees and enter into expense agreements, if required, on behalf of any of its Financing Subsidiaries pursuant to Rules 45(b)(7) and 52, as applicable. The amount of any securities issued by a Financing Subsidiary of Alliant Energy would be counted against the limitation on the amounts of similar types of securities that Alliant Energy is authorized to issue directly, as set forth in Item 1.6 above. To avoid double counting, however, any such credit support provided by Alliant Energy would not also be counted against the limitation on Alliant Energy Guarantees, as set forth in
Item 1.10 above./28/ Similarly, the amount of any securities issued by a Financing Subsidiary of IP&L would be counted against the limitation on the amounts of similar types of securities that IP&L is authorized to issue directly, as set forth in Item 1.8 above.

         Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Applicant that organizes and acquires such Financing Subsidiary. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Act.

         Alliant Energy and, to the extent not exempt under Rule 52, IP&L, WP&L and the Non-Utility Subsidiaries also request authorization to issue to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments or preferred securities (individually, a "Note" and, collectively, the "Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase the Notes from its parent. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any

----------
27 Applicants state that, in the event that proxy solicitations are necessary with respect to the internal corporate reorganizations, Applicants will seek the necessary Commission approvals under Sections 6(a)(2) and 12(e) of the Act through the appropriate filing of a declaration.

28 The Commission has previously authorized substantially similar proposals. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000) and NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003).

such Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate./29/

         In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent for bankruptcy purposes, the ratings agencies may require that any expense agreement ("Expense Agreement") whereby the parent provides services related to the financing to the Financing Subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent in the event of the bankruptcy of the parent without interruption or an increase of fees. Therefore, Alliant Energy, IP&L, WP&L and the Non-Utility Subsidiaries request approval under Section 13(b) of the Act and Rules 87 and 90 to provide the services described in this paragraph to any Financing Subsidiary at a fee not to exceed a market price but only for so long as such Expense Agreement established by the Financing Subsidiary is in place./30/

         1.16 Intermediate Subsidiaries and Subsequent Reorganizations Alliant Energy and AER propose to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of, or other interest in, one or more EWGs or FUCOs, Rule 58 Companies, ETCs or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. Alliant Energy further requests authority for Intermediate Subsidiaries or other Non-Utility Subsidiaries to engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to such subsidiaries. Alliant Energy proposes to expend directly or through AER, Intermediate Subsidiaries or other Non-Utility Subsidiaries up to $200 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities./31/

         Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required

----------
29 "Mirror image" Notes issued by Alliant Energy or a Subsidiary to its Financing Subsidiary will be exempt under Rule 52(a) if the conditions of Rule 52(a) are satisfied.

30 The Commission has approved similar authority in other cases. See e.g., Exelon Corporation, et al., Holding Co. Act Release No. 27830 (Apr. 1, 2004).

31 Amounts expended in the development of projects culminating in an investment in any EWG, FUCO or Rule 58 Company will not count against the limitation on expenditures for Development Activities, but will instead be counted against the limit on "aggregate investment" in such entities under Rule 53(a) or Rule 58(a), as applicable, and any amounts initially counted against the limitation on expenditures for Development Activities will be restored to the authorized expenditure limit. The Commission has previously authorized expenditures on Development Activities subject to the same terms. See NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and Ameren Corporation, Holding Co. Act Release No. 27777 (Dec. 18, 2003).

in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include providing ongoing personnel, accounting, engineering, legal, financial, operating, technical and other support services necessary to manage Alliant Energy's investments in Non-Utility Subsidiaries.

         Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Alliant Energy from the Commission; and (3) other available cash resources, including proceeds of securities sales by AER or other Non-Utility Subsidiary pursuant to Rule 52. To the extent that Alliant Energy provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in Alliant Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

         In addition, to the extent that such transactions are not otherwise exempt under the Act or Rules thereunder,/32/ Alliant Energy requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments./33/ To effect any such consolidation or other reorganization, Alliant Energy or AER may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Non-Utility Subsidiary to sell) the equity securities or all or part of the assets of one Non-Utility Subsidiary to another one. Such transactions may also take the form of a Non-Utility Subsidiary selling or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable

----------
32 Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
58, as applicable, may exempt many of the transactions described in this paragraph.

33 Applicants would seek authorization under the Act for the sale or transfer of a Non-Utility Subsidiary held by a FUCO to another company in the Alliant Energy system, unless the associate company's acquisition of the Non-Utility Subsidiary being sold or transferred by the FUCO would otherwise be exempt under the Act or under Rule 58.

U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold./34/

         1.17 Additional Investments in Energy Assets AER and other Non-Utility Subsidiaries request authority to make new investments in Energy Assets in the United States and Canada, specifically including natural gas production, gathering, processing, storage and transportation properties, facilities and equipment, liquid oil reserves and storage facilities, and associated facilities, that are incidental to the energy marketing, brokering and trading operations of AER's subsidiaries. AER requests authorization to invest up to $100 million (the "Investment Limitation") at any time outstanding during the Authorization Period in such Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy Assets./35/ Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for Common Stock or other securities of Alliant Energy, AER, or other Non-Utility Subsidiary of AER, or any combination of the foregoing. If Common Stock of Alliant Energy is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will AER or any other Non-Utility Subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act./36/

         1.18 Sales of Services and Goods Among AER and Other Non-Utility Subsidiaries of Alliant Energy. AER and other Non-Utility Subsidiaries propose to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

               (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

               (ii) An EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;

----------
34 The Commission has previously authorized substantially similar proposals. See Columbia Energy Group, Inc., Holding Co. Act Release No. 27099 (Nov. 5,
1999), Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22,
1999), and NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30. 2003).


35 Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.

36 The Commission has previously authorized electric registered holding companies to make investments in Energy Assets (or the securities of companies owning such assets) in the United States and Canada. In addition to the October 2001 Order, see Cinergy Corp., et al., Holding Co. Act Release No. 27717 (Aug. 29, 2003).

              (iii) A "qualifying facility" ("QF") within the meaning of the
                    Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than one of the Utility Subsidiaries) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

               (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

               (v)  A Rule 58 Company or any other Non-Utility Subsidiary that
                    (a) is partially-owned, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary or Alliant Services (or any other entity within the Alliant Energy system whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in clauses
                    (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States./37/

         1.19 Activities of Non-Utility Subsidiaries Outside the United States The Applicants, on behalf of any current or future Non-Utility Subsidiaries, request authority to engage in certain energy-related, non-utility, activities outside the United States. Such activities include:

               (i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

               (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for

----------
37 The Commission has previously authorized substantially similar proposals. In addition to the October 2001 Order, see NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and Ameren Corporation, Holding Co. Act Release No. 27777 (Dec. 18, 2003).

                    energy efficiencies, design and specification of energy consuming equipment; general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

              (iii) engineering, consulting and other technical support
                    services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

         The Applicants request that the Commission (i) authorize Non-Utility Subsidiaries to engage in Energy Marketing activities in Canada and reserve jurisdiction over Energy Marketing activities outside of Canada pending completion of the record in this proceeding,/38/ (ii) authorize Non-Utility Subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States,/39/ and (iii) reserve jurisdiction over other energy-related, non-utility, activities of Non-Utility Subsidiaries outside the United States, pending completion of the record.

         1.20 Payment of Dividends Out of Capital and Unearned Surplus and Acquisition, Retirement or Redemption of Securities. AER and other Non-Utility Subsidiaries request authorization to pay dividends out of capital and unearned surplus and/or acquire, retire, or redeem securities that AER or any Non-Utility Subsidiary has issued to any associate company, to the extent permitted under applicable corporate law and the terms of any applicable credit or security agreements, provided that a Non-Utility Subsidiary will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company. Moreover, to the extent such authorization is required under Section 12(c), Non-Utility Subsidiaries that are organized as partnerships (or as other forms of non-corporate entities) request authorization to make distributions from

----------
38 The Commission has previously authorized substantially similar proposals. In addition to the October 2001 Order, see NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and Ameren Corporation, Holding Co. Act Release No. 27777 (Dec. 18, 2003).

39 The Commission has previously authorized substantially similar proposals. In addition to the October 2001 Order, see NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003).

unrestricted cash representing, in whole or in part, a return of capital./40/

         It is anticipated that there will be situations in which AER or one or more other Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if AER (directly or indirectly through an Intermediate Subsidiary) purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to AER for possible distribution to Alliant Energy.

         Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

         Further, there may be periods during which unrestricted cash available for distribution by AER or another Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes and depreciation methods required to be used in determining book income. This difference may generate significant amounts of distributable cash even in the absence of book income.

         Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

         Likewise, AER or other Non-Utility Subsidiary may also wish to utilize freely distributable cash to acquire, retire or redeem any securities of which it is the issuer that are held by any associate company. Such transactions, which are not exempt under Rule 42, are a means to reduce the capitalization of a company and serve essentially the same purpose as a dividend paid out of capital or unearned surplus./41/

         1.21 Certificates of Notification The Applicants propose to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application or Declaration. Such certificates

----------
40  See Enron Corp., et al., Holding Co. Act Release No. 27809 (Mar. 9, 2004).

41 The Commission has previously authorized substantially similar proposals. In addition to the October 2001 Order, see NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003).

would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          (a) Any sales of any Common Stock, Stock Purchase Contracts or Stock Purchase Units by Alliant Energy, the purchase price per share or unit and the market price per share or unit at the date of the agreement of sale;

          (b) The total number of shares of Common Stock issued by, or issuable under options granted, during the quarter under Alliant Energy's benefit plans or otherwise;

          (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

          (d) The amount and terms of any Preferred Stock, Preferred Securities, and Long-term Debt issued by Alliant Energy or IP&L, directly or indirectly through a Financing Subsidiary, during the quarter, and the amount and terms of any Long-term Debt issued by WRP during the quarter;

          (e) The maximum amount of Short-term Debt of Alliant Energy, IP&L and WRP outstanding during the quarter and the effective cost or range of effective costs for such Short-term Debt during the quarter;

          (f) The amount of any Alliant Energy Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued;

          (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

          (h) The amount and terms of any intercompany loan made to a less than wholly-owned Non-Utility Subsidiary at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;

          (i) The name, parent company, and amount invested in any Intermediate Subsidiary during the quarter;

          (j) With respect to each Financing Subsidiary that has been formed during the quarter, a representation that the financial statements of the parent of such Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent in such Financing Subsidiary; and
               (iii) the amount and terms of any securities issued by any Financing Subsidiary during the reporting period which shall also separately show the outstanding balance of all securities issued by such Financing Subsidiaries during the Authorization Period;

          (k) If any Financing Subsidiaries are "Variable Interest Entities" ("VIEs"), as that term is used in FASB Interpretation 46R, "Consolidation of Variable Interest Entities," a description of any financing transactions conducted during the reporting period that were used to fund such VIEs, and, if any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

          (l) The amount and a description of any Energy Assets acquired during the quarter;

          (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

          (n) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in financing transactions authorized in this proceeding during the quarter;

          (o) A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the EWG/FUCO Investment Authority;

          (p) A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter;

          (q) The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs;

          (r)  The market-to-book ratio of Alliant Energy's common stock;

          (s) Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy; and

          (t) A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter./42/

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
         ------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $35,000. Fees, commissions and expenses paid in connection with any specific financing transaction will be within the limit set forth in Item 1.5 above.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS
         -------------------------------

         3.1 General Sections 6(a) and 7 of the Act are applicable to the issuance and sale of all securities by Alliant Energy, IP&L and WRP. Sections 6(a) and 7 of the Act are also applicable to Interest Rate Hedges, except to the extent that Interest Rate Hedges are exempt under Rule 52, and to Anticipatory Hedges. Sections 6(a) and 7 and/or Section 12(b) of the Act are applicable to the issuance of Alliant Energy Guarantees and Non-Utility Subsidiary Guarantees, to the extent not exempt under Rules 45(b). Sections 9(a)(1) and 10 of the Act are also applicable to Alliant Energy's or any Subsidiary's acquisition of the equity securities of any Financing Subsidiary and to any Non-Utility Subsidiary's acquisition of the equity securities of any Intermediate Subsidiary. Sections 6, 7(a), 9(a)(1), 10, 12(b) and 12(f) are or may be applicable to reorganizations of Non-Utility Subsidiaries. Sections 9(a)(1) and 10 of the Act are also applicable to the acquisition of Energy Assets or the securities of companies substantially all of whose assets consist of Energy Assets; the acquisition, retirement or redemption of securities held by any associate company of the issuer; and the energy-related activities of Non-Utility Subsidiaries outside the United States. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Non-Utility Subsidiary. Section 13(b) of the Act and Rules 80 - 92 are applicable to the sale of services and goods among Non-Utility Subsidiaries and by any Applicant to its Financing Subsidiary.

         3.2 Compliance with Rules 53 and 54 The transactions proposed herein are also generally subject to Section 32 of the Act and Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of, or other interest in, an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

----------
42 Any of the information described in items (a) through (t) that is available in reports filed under the 1933 Act or the 1934 Act may be incorporated by reference into the Rule 24 certificate.

         Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of September 30, 2004, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $549.6 million, or approximately 65.6% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($838.2 million). Although this exceeds the 50% "safe harbor" limitation contained in Rule 53(a), the Commission authorized Alliant Energy under the terms of the October 2001 Order to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings."

         Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Alliant Energy has experienced an increase in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 2001 Order, due in part to the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia in April 2003, the sale of its affordable housing and SmartEnergy businesses in mid-2003, and the sale of approximately 94% of its oil and gas exploration and production business in November 2003) and the application of the proceeds to retire more than $800 million of debt; halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil through 2003); completion of a public offering of 17,250,000 shares of common stock in July 2003, the net proceeds of which (approximately $318 million) were used to make capital contributions to IP&L and WP & L; and implementation of other cost control measures./43/

         Finally, based on the projections filed herewith, the proposed external financing transactions are not expected to have an adverse impact on Alliant Energy's consolidated capitalization. (See Exhibit H-1.)

         In the two fiscal years ending after the issuance of the October 2001 Order, Alliant Energy experienced a modest increase in its level of losses from its portfolio of EWGs and FUCOs. As described in the Application/Declaration in File No. 70-9891, Alliant Energy's share of losses associated with its portfolio of EWGs and FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 2001 Order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal years 2001 and 2002, Alliant Energy's share of losses totaled approximately $25.3 million and $26.7 million, respectively. Alliant Energy's losses on its Brazil investments were unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Since then, energy demand has increased and several rate increases have been approved. In

----------
43 At September 30, 2004, Alliant Energy's consolidated capitalization consisted of 48.6% common equity, 4.7% preferred stock, 44.0% long-term debt (including variable-rate demand bonds classified as current), and 2.7% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable-rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the October 2001 Order).

fiscal year 2003, Alliant Energy's share of income was approximately $3.8 million (not including gain from sale of Australian FUCO investments).

         Alliant Energy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists./44/

ITEM 4.  REGULATORY APPROVALS
         --------------------

         No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions insofar as they relate to Alliant Energy or any Non-Utility Subsidiary.

         The issuance and sale of long-term debt securities by IP&L are subject to approval by the MPUC and the ICC. In addition, the issuance of Short-term Debt by IP&L requires approval by the MPUC./45/ A copy of the order issued by the MPUC is filed herewith as Exhibit D-2. The order or orders of the ICC will be filed by post-effective amendment hereto as and when obtained. IP&L will not issue any securities authorized in this proceeding unless, at the time of issuance thereof, IP&L has obtained all necessary approvals of the MPUC and ICC.

         The approval of the ICC and MPUC would also be required in order for IP&L to acquire the equity securities of any Financing Subsidiary, and the approval of the Public Service Commission of Wisconsin ("PSCW") would be required in order for WP&L to acquire the equity securities of any Financing Subsidiary. Such approval will be obtained at the time such companies seek approval to issue any securities through any Financing Subsidiary. The Applicants request that the Commission reserve jurisdiction over the acquisition of the securities of any Financing Subsidiary by IP&L and WP&L pending the receipt of the required state commission authorization and the filing of such authorization as a supplement to the record in this proceeding and the issuance of a supplemental order of the Commission approving any such state-jurisdictional acquisition.

         No other state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transactions as they relate to any of the Utility Subsidiaries.

----------
44 With regard to Rule 53(b)(3), as previously indicated, Alliant Energy's investments in EWGs and FUCOs contributed positively to income in 2003.

45 In accordance with Minnesota law, IP&L has obtained approval for its capital structure for the fiscal year ending March 31, 2005 (see Exhibit D-2).

ITEM 5.  PROCEDURE.
         ---------

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
         ---------------------------------

           A.  EXHIBITS.
               --------

               A-1 Restated Articles of Incorporation of Alliant Energy, as amended (incorporated by reference to Exhibit 4.1 to Alliant Energy's Registration Statement of Form S-8, as filed July 26, 2004, in File No. 333-117654).

               A-2 Rights Agreement, dated January 20, 1999, between Alliant Energy and Wells Fargo Bank Minnesota, N.A., successor (incorporated by reference to Exhibit 4.1 to Alliant Energy's Registration Statement on Form 8-A, dated January 20, 1999, in File No. 1-9894).

               A-3 Restated Articles of Incorporation of IP&L (incorporated by reference to Exhibit 3.5 to IP&L's Annual Report on Form 10-K for the year ended December 31, 2003, File No. 0-4117-1).

               B-1 Sales Agreement, dated April 9, 2004, between Alliant Energy and Cantor Fitzgerald & Co. (incorporated by reference to
                    Exhibit 1.3 to Alliant Energy's Registration Statement on Form S-3, which is incorporated by reference herein as Exhibit C-1).

               B-2 Form of Amended and Restated Non-Utility Money Pool Agreement (including form of grid note) (incorporated by reference to Exhibit B-2 to Application/Declaration on Form U-1, filed February 11, 2002, in File No. 70-10052).

               B-3 Indenture of Mortgage and Deed of Trust, dated as of September 1, 1993, between IP&L and J.P. Morgan Trust Company, National Association, successor, as Trustee (incorporated by reference to Exhibit 4(c) to IP&L's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993), and the indentures supplemental thereto dated, respectively, October 1, 1993, November 1, 1993, March 1, 1995, September 1, 1996 and April 1, 1997 (Exhibit 4(d) in IP&L's Quarterly Report on Form 10-Q dated November 12, 1993, Exhibit 4(e) in IP&L's Quarterly Report on Form 10-Q dated November 12, 1993, Exhibit 4(b) in IP&L's Quarterly Report on Form 10-Q dated May 12, 1995, Exhibit 4(c)(i) in IP&L's Current Report on Form 8-K dated September 19, 1996 and Exhibit 4(a) in IP&L's Quarterly Report on Form 10-Q dated May 14, 1997, respectively).

               B-4 Indenture, dated as of August 20, 2003, between IP&L and J.P. Morgan Trust Company, National Association, successor, as Trustee (incorporated by reference to Exhibit 4.11 to IP&L's Registration Statement on Form S-3 in File No. 333-108199).

               C-1 Registration Statement of Alliant Energy on Form S-3 ("shelf" registration), as filed April 9, 2004, in File No. 333-114361 (incorporated herein by reference).

               C-2 Registration Statement of Alliant Energy on Form S-8 (2002 Equity Incentive Plan), as filed May 15, 2002, in File No. 333-88304 (incorporated herein by reference).

               C-3 Registration Statement of Alliant Energy on Form S-8 (401(k) Savings Plan), as filed July 26, 2004, in File No. 333-117654 (incorporated herein by reference).

               C-4 Registration Statement of Alliant Energy on Form S-3 (Shareholder Direct Plan), as filed March 31, 2004, in File No. 333-114062 (incorporated herein by reference).

               C-5 Registration Statement of IP&L on Form S-3 ("shelf" registration), as filed March 31, 2004, in File No. 333-114065 (incorporated herein by reference).

               D-1 Application of IP&L to the MPUC (incorporated by reference to Exhibit D-1 to Post-Effective Amendment No. 6 to Application/Declaration in File No. 70-9375).

               D-2 MPUC Order (incorporated by reference to Exhibit D-2 to Post-Effective Amendment No. 6 to Application/Declaration in File No. 70-9375).

               E Organizational Chart of Alliant Energy Corporation and Subsidiaries as of September 30, 2004 (Form SE - Paper Format Filing) (previously filed).

               F    Opinion of Counsel (filed herewith).

               G    Proposed Form of Federal Register Notice (previously filed).

               H-1 Alliant Energy forecast of consolidated capitalization ratios for years 2004 through 2007, including forecast assumptions (sources and uses) (filed herewith confidentially pursuant to Rule 104).

               H-2 IP&L forecast of consolidated capitalization ratios for years 2004 through 2007, including forecast assumptions (sources and uses) (filed herewith confidentially pursuant to Rule 104).

               I List and Description of Subsidiaries Participating in Non-Utility Money Pool (previously filed).

            B.  FINANCIAL STATEMENTS.
                --------------------

               1.1 Consolidated Balance Sheet and Consolidated Income Statement of Alliant Energy Corporation as of and for the year ended December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy Corporation for the year ended December 31, 2003) (File No. 1-9894).

               1.2 Consolidated Balance Sheet and Consolidated Statement of Income of Alliant Energy Corporation as of and for the nine months ended September 30, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the quarter ended September 30, 2004) (File No. 1-9894).

               1.3 Consolidated Balance Sheet and Consolidated Statement of Income of Interstate Power and Light Company as of and for the year ended December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Interstate Power and Light Company for the year ended December 31, 2003) (File No. 0-4117-1).

               1.4 Consolidated Balance Sheet and Consolidated Statement of Income of Interstate Power and Light Company as of and for the nine months ended September 30, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate Power and Light Company for the quarter ended September 30,
                    2004) (File No. 0-4117-1).

               1.5 Consolidated Balance Sheet and Consolidated Statement of Income of Wisconsin Power and Light Company as of and for the year ended December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Power and Light Company for the year ended December 31, 2003) (File No. 0-337).

               1.6 Consolidated Balance Sheet and Consolidated Statement of Income of Wisconsin Power and Light Company as of and for the nine months ended September 30, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Power and Light Company for the quarter ended September 30,
                    2004) (File No. 0-337).

               1.7 Balance Sheet and Income Statement of Wisconsin River Power Company as of and for the year ended December 31, 2003 (previously filed).

               1.8 Balance Sheet and Income Statement of Wisconsin River Power Company as of and for the nine months ended September 30, 2004 (previously filed).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
         ---------------------------------------

         None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amended Application or Declaration filed herein to be signed on their behalves by the undersigned thereunto duly authorized.


                                      ALLIANT ENERGY CORPORATION
                                      ALLIANT ENERGY CORPORATE SERVICES, INC.
                                      WISCONSIN POWER AND LIGHT COMPANY
                                      INTERSTATE POWER AND LIGHT COMPANY
                                      ALLIANT ENERGY RESOURCES, INC.
                                      ALLIANT ENERGY INVESTMENTS, INC.
                                      ALLIANT ENERGY INTERNATIONAL, INC.
                                      ALLIANT ENERGY INTEGRATED SERVICES COMPANY
                                      ALLIANT ENERGY TRANSPORTATION, INC.
                                      ALLIANT ENERGY EPC, LLC
                                      ALLIANT ENERGY NEENAH, LLC
                                      AER HOLDING COMPANY
                                      AEG WORLDWIDE, INC.

                                           By: /s/ F. J. Buri
                                               --------------
                                           Name:   F. J. Buri
                                           Title:  Secretary


                                      WISCONSIN RIVER POWER COMPANY

                                           By: /s/ Charles J. Ohl
                                               ------------------
                                           Name:   Charles J. Ohl
                                           Title:  Vice President


                                      ALLIANT ENERGY SYNFUEL LLC
                                      ALLIANT ENERGY TRANSCO LLC

                                           By: /s/ F. J. Buri
                                               --------------
                                           Name:   F. J. Buri
                                           Title:  Manager


                       (signatures continued on next page)

                                      ALLIANT ENERGY NUCLEAR LLC, BY ALLIANT
                                      ENERGY CORPORATION, ITS SOLE MEMBER

                                           By: /s/ William D. Harvey
                                               ---------------------
                                           Name:   William D. Harvey
                                           Title:  President


                                      WPL TRANSCO, LLC, BY WISCONSIN POWER AND
                                      LIGHT COMPANY, ITS SOLE MEMBER

                                           By: /s/ Barbara J. Swan
                                               -------------------
                                           Name:   Barbara J. Swan
                                           Title:  President


                                      DISTRIBUTION VISION 2010, LLC

                                           By: /s/ Michael M. Gevaza
                                               ---------------------
                                           Name:   Michael M. Gevaza
                                           Title:  Chairman


Date: December 28, 2004